SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

SCS HEDGED OPPORTUNITIES (TE) FUND, LLC

(Name of Issuer)

SCS HEDGED OPPORTUNITIES (TE) FUND, LLC

(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

784996803

(CUSIP Number of Class of Securities)

Peter H. Mattoon

SCS Hedged Opportunities (TE) Fund, LLC

One Winthrop Square

Boston, MA 02110

(617) 204-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Toby R. Serkin, Esq.

Bingham McCutchen LLP

One Federal Street

Boston, MA 02110

(617) 951-8760

 June 17, 2014

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

(a) Transaction Valuation: $1,130,000 (b) Amount of Filing Fee: $145.54

(a)           Calculated as the aggregate maximum repurchase price for Interests.

(b)           Calculated at $128.80 per million of Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $145.54

Form or Registration No.:  Schedule TO, Registration No. 005-85803

Filing Party:  SCS Hedged Opportunities (TE) Fund, LLC

Date Filed:  June 17, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on June 17, 2014 (the “Statement Filing Date”) by SCS Hedged Opportunities (TE) Fund, LLC (the “Fund”) in connection with an offer by the Fund to purchase up to $1,130,000 of limited liability company interests (the “Interests”) from the members of the Fund on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal.  Copies of the Offer to Repurchase and the Letter of Transmittal were filed as Exhibit B and Exhibit C to the Statement on the Statement Filing Date.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 12:00 midnight, New York time, July 16, 2014.

2.  There were no Interests of the Company validly tendered prior to the expiration of the offer.

3. The Valuation Date for the Interests tendered pursuant to the Offer was September 30, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SCS Hedged Opportunities (TE) Fund, LLC

By:	/s/ Peter Mattoon
	Name:	Peter Mattoon
	Title:	Chief Executive Officer and President

November 17, 2014